BEST AVAILABLE COPY

04013238

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SECURITIE[illegible]ION
Was[illegible]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 24 2004

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SECURITIES SERVICE NETWORK, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10207 TECHNOLOGY DRIVE, SUITE 1
(No. and Street)

KNOXVILLE (City) TN (State) 37932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CARL D. HOLLINGSWORTH, PRESIDENT (865) 777-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY, BEKAERT & HOLLAND, L.L.P.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 788 (Address) KNOXVILLE, (City) TN (State) 37901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

PROCESSED
NOV 17 2004
THOMSON FINANCIAL

* *[illegible]ms for exemption from the re[illegible]ement that the annual report be covered by the [illegible] be supported by a statement of facts and circumstances relied on as the basis for the [illegible]*

C[illegible] F[illegible]ial persons who are to respond to the [illegible] information contained in this form are not required [illegible] the form displays a [illegible] OMB [illegible]

BEST AVAILABLE COPY

OATH OR AFFIRMATION

I, CARL D. HOLLINGSWORTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES SERVICE NETWORK, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Carl D Hollingsworth

Signature

PRESIDENT

Title

Notary Public

MY COMMISSION EXPIRES: 8-1-2004

This report * contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~ CASH FLOWS.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. SEE NOTE 6 ON PAGE 8
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition
December 31, 2003 and 2002

Assets

	2003	2002
Current assets		
Cash	$ 638,702	$ 915,974
Investments in money markets	6,489,467	4,891,028
Cash deposited with clearing agent	100,000	100,000
Cash and cash equivalents	7,228,169	5,907,002
Accounts receivable, net of allowance for doubtful accounts of $70,000 in 2003 and $60,000 in 2002	1,184,914	1,083,628
Advances to related parties	330	39,991
Investments in marketable securities	63,543	61,023
Prepaid expenses	79,859	122,966
Total current assets	8,556,815	7,214,610
Deferred income tax benefit	74,000	71,800
Long-term investments	119,600	122,900
	$ 8,750,415	$ 7,409,310

Liabilities and Stockholder's Equity

	2003	2002
Current liabilities		
Accounts payable	$ 538,756	$ 408,004
Accounts payable - related parties	342,839	186,039
Accounts payable - clearing firms	100,246	98,612
Commissions payable	2,066,531	1,951,438
Accrued expenses	1,638,848	1,353,231
Accrued income taxes	68,923	65,580
Deferred income	207,586	117,299
Clearing deposits	20,431	20,611
Total current liabilities	4,984,160	4,200,814
Stockholder's equity		
Common stock (no par value). Authorized 2,000 shares; issued and outstanding 1,000 shares	6,000	6,000
Retained earnings	3,762,235	3,853,529
Accumulated other comprehensive loss	(1,980)	(651,033)
Total stockholder's equity	3,766,255	3,208,496
	$ 8,750,415	$ 7,409,310

See notes to consolidated financial statements.